FORM 10-C

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK
MARKET, FILED PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17 OR 15D-17 THEREUNDER.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:    Seaway Food Town, Inc.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 1020 Ford Street, Maumee, Ohio 43537

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (419) 893-9401

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:  COMMON SHARES WITHOUT PAR VALUE

2.  Number of shares outstanding before the change:  2,209,584

3.  Number of shares outstanding after the change:  4,419,168

4.  Effective date of change:  MAY 7, 1997

5.  Method of change:  STOCK SPLIT
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction: STOCK SPLIT, 2 FOR 1, TO HOLDERS OF RECORD APRIL 22, 1997, EFFECTIVE MAY 7, 1997

II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change

2.  Name after change

3.  Effective date of charter amendment changing name

4.  Date of shareholder approval of change, if required



5/2/97_______/s/Waldo E. Yeager_____________________________________________
Date         Waldo E. Yeager, Chief Financial Officer & Treasurer